_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 48 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 128    Informational brochure mailed to KCPL
                    shareholders commencing November 1, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  November 1, 1996

                          EXHIBIT INDEX


Exhibit No.                         Description                         Page
___________     __________________________________________________      ____

Exhibit 128 Informational brochure mailed to KCPL shareholders commencing November 1, 1996

                                             Exhibit 128

KCPL

NEW TENDER RESULTS

OWNERS OF A MAJORITY
OF KCPL SHARES
DO NOT ACCEPT
WESTERN RESOURCES' OFFER

After seven months of intense efforts by Western Resources, OWNERS OF A CLEAR MAJORITY OF KCPL SHARES HAVE NOT TENDERED THEIR
STOCK TO WESTERN. In fact, Western has received less than half of the shares it needs to accomplish its hostile takeover attempt.

If you have NOT tendered your KCPL shares to Western, you are in the majority of KCPL shareholders and you need to do nothing. WESTERN CANNOT PENALIZE YOU FOR RETAINING CUSTODY OF YOUR KCPL SHARES. If you have tendered your KCPL shares to Western, please call KCPL Investor Relations at 1-800-245-5275 for assistance in withdrawing your shares.

KCPL is ACTIVELY PURSUING A BUSINESS PLAN WHICH BUILDS VALUE AND
PROVIDES CONTINUITY OF DIVIDENDS. We thank you for your continued support.

Western faces INSURMOUNTABLE OBSTACLES IN COMPLETING ITS HOSTILE
TAKEOVER ATTEMPT:

     - NINETY PERCENT OF ALL SHARES MUST BE TENDERED before a single share exchange can take place. After seven months of intensive efforts, Western still has received less than half of the shares it needs.

     -    Western must receive ALL STATE AND FEDERAL REGULATORY
          APPROVALS, which could take 18 months or more once the agency accepts the initial filing. None of the agencies have decided when or if they will even consider Western's hostile takeover attempt.
          Basically, the process in on hold.

     -    SHAREHOLDER APPROVAL MUST BE OBTAINED FROM WESTERN
          SHAREHOLDERS.  This has not even been scheduled.

IF YOU WOULD LIKE TO WITHDRAW YOUR TENDERED SHARES, please call
KCPL Investor Relations (1-800-245-5275) or your broker for assistance. We will provide the appropriate forms to withdraw your shares from Western's tender offer.

                    KCPL INVESTOR RELATIONS:

                         1-800-245-5275

Kansas City Power & Light Co.                First Class
P.O. Box 418679                              U.S Postage
Kansas City, MO 64141-9679                   PAID
                                             Kansas City, MO
Permit No. 754

                                             PRE SORTED


KCPL INVESTOR RELATIONS
1-800-245-5275